

July 23, 2015

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI Ltd
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

    Re: Energy XXI Ltd
            Form 10-K for Fiscal Year Ended June 30, 2014
            Filed August 25, 2014
            File No. 001-33628

Dear Mr. Busmire:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Ethan Horowitz

            Ethan Horowitz
            Branch Chief